Mail Stop 4561

      January 18, 2006


By U.S. Mail and Facsimile to (215) 979-1020

Charles G. Cooper
President and Chief Executive Officer
Bay View Capital Corporation
1840 Gateway Drive
San Mateo, California 94404

Re:	Bay View Capital Corporation
	Registration Statement on Form S-4
      Filed December 19, 2005
	File No. 333-130438

Dear Mr. Cooper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Our review is limited to the legal text of the registration statement and to the specific financial statement comments issued. We have not otherwise reviewed your financial statements.





General

1. Please disclose the projections Bay View and GLB provided to each other or to the advisor of the other party. Please confirm that projections of BVAC were not provided to AFS, or disclose those projections.

2. Please provide the staff with copies of the board books Harris
Nesbitt, Sandler O`Neill, and UBS provided in connection with the transactions.

3. Please unbundle the proposed change in Bay View`s by-laws.
Each
material change should be a separate item for shareholder consideration.

Cover Letters to Stockholders

4. Please confirm that each letter will conform to the one-page requirement for a cover page under Item 501 of Regulation S-K.

5. Please disclose that the common shares of the combined entity will continue to trade on the NYSE.

Summary

6. Please delete the final sentence of the introductory section.
The
use of such terms as "merger" and "merger agreement" should be clear to the average investor without the use of a legalistic definition.

Material United States Federal Income Tax Consequences of the
Merger,
page 14

7. Please disclose that you have received 2 separate opinions of counsel regarding the tax-free nature of the merger.

Risk Factors, page 23

8. Please revise the subheadings throughout as necessary to focus on the risk to the company or the shareholders rather than merely stating a fact regarding the company. For example, in the second risk factor, clarify the risk regarding the limitations imposed by the merger agreement.

9. Several of your risk factors use language stating that "we cannot assure you that..." or similar language. However, the risk is not your ability to give assurance, but the underlying situation.
Please
revise to eliminate this and similar language.


The Sale of BVAC may not occur, page 31

10. Please revise to clarify the risk to investor.

Pending litigation against BVCC..., page 31

11. Please revise to clarify the nature of the pending litigation and potential impact it could have on the combined company.

BVAC relies upon its relationships with automobile dealers, page
32

12. It is unclear that there would be an ongoing risk regarding
BVAC`s relationships with dealers following the sale of BVAC to AFS.
Please revise to clarify.

Selected Consolidated Unaudited Pro Forma Information, page 44

General

13. We note that your proposal to merge with GLB and your proposal to sell BVAC are independent proposals and that shareholders will vote separately on each proposal. Your pro forma statements do not appear to clearly reflect the independent nature of the two proposals. Please revise your pro forma financial statements to present each separate possible outcome of the shareholder vote. Refer to Item 11-
02(b) Instruction 6 of Regulation S-X and separately disclose the expected impact on your historical financial statements of each of the following:

* the merger with GLB;

* the sale of BVAC; and

* both the merger with GLB and the sale of BVAC.

14. Please revise your filing to include unaudited financial statements of BVAC for all periods presented. Refer to Section H-Question 6 of our Manual of Publicly Available Telephone
Interpretations, Third Supplement (July 2001), available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Management`s Discussion and Analysis, page 48

Auto Finance, page 49

15. Please disclose the interest rate of the credit facility discussed on page 50

BVCC, page 137

16. Please identify the "prominent investment banking firm" on page
138.

Information About BVCC and GLB, page155

17. Please discuss GLB`s primary market area, including
information
on the population characteristics of the counties the bank serves, including information and trends relating to population growth or decline, aging and per capita income. We note, in particular, the risk factor on page 29 beginning "Adverse economic conditions in
GBSB`s market areas...."

Lending, page 167

18. Please discuss the various risks that attach to the different types of loans offered by the bank.

Background of the Merger, page 178

19. Please revise to describe the negotiation of the principal terms of the merger, including price.

BVCC`s Reasons for the Merger, page 181

20. The board should specifically note each analysis that does not support its recommendation and explain why, in light of that analysis, it continues to recommend the transaction. This comment applies, if applicable, to each other set of board recommendations in the filing.

General, page 192

21. Please state how much Harris Nesbit has received from Bay View in the most recent two years.

22. Please state that Harris Nesbit has consented to the inclusion of its opinion in the prospectus.

Opinion of GLB`s Financial Advisor, page 193

23. Please explain why Sandler O`Neill selected a peer group of Midwest banks to value GLB since GLB is not a Midwest bank.

24. Please state on page 201 how much Sandler O`Neill has received from GLB and Bay View in the last two years.

25. Please state that Sandler O`Neill has consented to the inclusion of its opinion in the prospectus.

Accounting Treatment, page 225

26. Please provide us with your comprehensive analysis that describes how you determined that the merger between BVCC and GLB was a reverse acquisition, with GLB as the accounting acquirer. Refer to paragraph
17 of SFAS 141.

27. We note your disclosure that the existing GLB board members will retain 12 of the 15 initial board seats and the staggering of board positions will leave control of the board of the combined company to the existing GLB board members for the foreseeable future. Please tell us the approximate time period that you consider the "foreseeable future." Provide us with your analysis of the likely impact of staggering board positions that supports your conclusion that the existing GLB board members will have control of the combined company board for the foreseeable future.

Beneficial Ownership of BVCC Stock, page 244

28. Please identify the natural persons who control any entity in the table that is not a public company or a registered investment advisor.

Background of the Sale, page 251

29. Please revise to describe the negotiation of the principal terms of the transaction, including price.

Opinion of BVCC`s Financial Advisor in Connection with the BVAC
Sale,
page 255

30. Please summarize, in reasonable detail, the other analyses.

31. Please state how much UBS is being paid for this transaction and how much it has received from Bay View in the last two years.

Exhibit 8.1

32. Please delete the sentence in the second paragraph beginning, "We have assumed that any representation or statement..." and the following sentence. These appear unnecessary in light of the earlier sentence mentioning the representation letters.

33. In the following paragraph, please delete the assumption "that the merger will qualify as a statutory merger under applicable state law." This is a legal conclusion and inappropriate assumption except on the basis of a referenced legality opinion.

34. Please revise the penultimate paragraph to avoid the implication that the opinion cannot be relied upon by investors. In addition, the opinion should not state that it can be relied upon only in connection with the merger agreement. It should have reference instead to the registration statement. Please revise.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3698 with any other questions.

								Sincerely,



								Mark Webb
								Legal Branch Chief


cc:	Frederick W. Dreher, Esq.
	John W. Kauffman, Esq.
	Duane Morris L.L.P.
	30 South 17th Street
	Philadelphia, Pennsylvania 19103



Bay View Capital Corporation
Charles G. Cooper
January 18, 2006
Page 7